UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EnLink Midstream Partners, LP

File No. 001-36340 - CF#30826

_____

EnLink Midstream Partners, LP (formerly Crosstex Energy, L.P.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 11, 2014.

Based on representations by EnLink Midstream Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through December 23, 2023
Exhibit 10.3	through December 23, 2023
Exhibit 10.4	through December 23, 2023
Exhibit 10.5	through December 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary